

Mathew Cerf · 3rd

Fisherman, filmmaker, analyst, educator.

Seattle, Washington, United States · Contact info

500+ connections

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Eva's Wild

University of San Diego

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72 HRS
AZAN
ATON

Azan Aton // 72 Heures
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Ils nous ont donné 72 heures pour ranger nos affaires d'ici vers un autre endroit, un endroit indéfini. // They gave us 72 hours to pack our lives off to somewhere else, only there is...

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Everything dey Scatta | Otherwise Magazine
Otherwise
A megacity consumes itself, but dreams live on.

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Corona Diaries of the Urban Poor – Grassroots Perspecti...
Justice & Empowerment Initiatives
Three weeks into a lockdown in Lagos, food remains scarce, and government relief programs remain absent from urban poor communities...

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Experience

President Of Operations
Eva's Wild · Full-time
Jan 2022 - Present · 10 mos
Seattle, Washington, United States

Captain
Layland Family Set Net Operation · Part-time
Jun 2016 - Present · 6 yrs 5 mos
Dillingham

Work every summer as a captain on commercial fishing operation in the last sustainable wild salmon fishery on the planet.

Justice & Empowerment Initiatives
3 yrs 4 mos

- **Participatory Media & Strategic Communications Specialist**
  Full-time
  Jan 2020 - Dec 2021 · 2 yrs
  Lagos, Nigeria
- **Media and Data Strategy Fellow**
  Sep 2018 - Dec 2020 · 2 yrs 4 mos
  Lagos, Nigeria

uAspire
1 yr 10 mos
Oakland, CA

- **Evaluation and Learning Analyst**
  Sep 2017 - Jun 2018 · 10 mos
  - Leading evaluation design for uAspire Bay Area's special initiatives
  - Supporting in data management, research design, and results dissemination for a rigorous r ...see more
- **Impact and Communications Fellow**
  Sep 2016 - Aug 2017 · 1 yr
  - Tracking and codifying learnings gained through new initiatives
  - Bolstering communications efforts for student/family, program partner, and public facing wc ...see more

Residency in Social Enterprise (RISE) Fellow
New Sector Alliance
Sep 2016 - Jul 2017 · 11 mos
Bay Area

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Education

University of San Diego
BA International Relations (Magna Cum Laude); BBA Business Economics (Magna Cum Laude)
2012 - 2016
Activities and societies: Club Tennis; Recruitment Chair, Brotherhood Chair, Community Service Chair for the Fraternity of Phi Gamma Delta

Universidad de Belgrano
Latin American Studies
2014 - 2014
Grade: Fall, Junior Year
Activities and societies: Basketball Team

Spent 4 months studying in Buenos Aires, Argentina at the Universidad de Belgrano in their Latin American Studies and Argentine immersion programs.

Licenses & certifications

Microsoft Office Specialist
Microsoft

Volunteering

Surf Instructor
Warm Current
Jul 2012 - Present · 10 yrs 6 mos
Economic Empowerment

Community Development Volunteer
Pisco Sin Fronteras
Jan 2012 - Mar 2012 · 3 mos
Disaster and Humanitarian Relief

Volunteered in a town in south Peru that was devastated by an earthquake in 2008. As a volunteer I worked constructing homes, playgrounds, and teaching English, and planning and executing ...see more

Assistant Teacher
The Esperanza Project
Sep 2011 - Nov 2011 · 3 mos

Social Services

Taught English and Math to students ranging from 6-15 years old. Worked at two different preschools, as well as a program for middle school students.

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Skills

Research

Endorsed by Kristina Sokourenko who is highly skilled at this

16 endorsements

Public Speaking

Endorsed by Danielle Nederend and 3 others who are highly skilled at this

18 endorsements

Writing

Kristina Sokourenko has given an endorsement for this skill

9 endorsements

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Courses

Applied Econometrics

Associated with University of San Diego

Environmental and Natural Resource Management

Associated with University of San Diego

Financial and Managerial Accounting

Associated with University of San Diego

Show all 9 courses →

Projects

If Walls Could Talk

Nov 2020 - Present

Associated with Justice & Empowerment Initiatives

Short film of a young polio-afflicted boy from Northern Nigeria traveling to Lagos, where he finds hope in a community that powerful forces would want to see broken.

The Legend of the Vagabond Queen of Lagos

Sep 2018 - Present

Associated with Justice & Empowerment Initiatives

Show project

Feature length narrative film based in Lagos, Nigeria that tells the story of a young single mother from a waterfront slum marked for eviction.

Honors & awards

Member

Issued by National Society of Collegiate Scholars

Associated with University of San Diego

Recipient

Dean List, Full Honors (4 semesters)

Runner-Up

Issued by Institute of International Education and The New York Times in Education

Study Abroad Voices Video Challenge

Languages

Nigerian Pidgin

Full professional proficiency

Spanish

Professional working proficiency

Interests

Companies Groups Schools

uAspire

1,902 followers

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MicroCapital Group

457 followers

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Causes

Economic Empowerment • Environment • Politics